Peridot Acquisition Corp. II

2229 San Felipe Street, Suite 1450

Houston, TX 77019

March 1, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

RE:	Peridot Acquisition Corp. II

Registration Statement on Form S-1

Filed January 29, 2021

Amendment No. 1 to Registration Statement on Form S-1

Filed February 19, 2021

File No. 333-252583

Ladies and Gentlemen:

On behalf of Peridot Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated February 26, 2021, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from the previous filing of the Registration Statement.

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary

Our Acquisition Criteria and Process, page 8

1.    Staff’s Comment: We note your disclosure that “we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other.” In an appropriate place in your filing, please clarify the scope of this provision and the individuals at your company that will be covered by it. In addition, please provide risk factor disclosure related to the conflicts of interest and any other risks to investors related to this provision.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 8, 106 and 138 of the Registration Statement to describe the scope of the provision and the individuals

Securities and Exchange Commission

March 1, 2021

at the Company that will be covered by it. In addition, we have included a risk factor beginning on page 61 of the Registration Statement addressing the risk related to the provision renouncing corporate opportunities.

General

2.    Staff’s Comment: In an appropriate place in your filing, please describe the potential dilutive effects of your private placement warrants.

Response: We acknowledge the Staff’s comment and have revised pages 22 and 75 of the Registration Statement as requested.

* * * * *

Thank you for your attention to our amendment and these responses. If you have any questions related to this letter, please contact Debbie P. Yee at (713) 836-3630 of Kirkland & Ellis LLP.

Very truly yours,

Peridot Acquisition Corp. II

/s/ Preston Powell
By: Preston Powell
Title: Chief Executive Officer

Via E-mail:

cc:	Debbie P. Yee

Kirkland & Ellis LLP